UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KHD Humboldt Wedag International Ltd.
(Name of Issuer)
Common Shares Without Par Value
(Title of Class of Securities)
55271X 20 2
(CUSIP Number)
Michael J. Smith Mass Financial Corp. Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China Telephone (852) 2537-3613
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55271X 20 2
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mass Financial Corp.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 781,128
9. Sole Dispositive Power 0
10. Shared Dispositive Power 781,128
11. Aggregate Amount Beneficially Owned by Each Reporting Person 781,128
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 5.40% (1)
14. Type of Reporting Person (See Instructions): CO

(1)	14,473,913 shares of the Issuer are assumed to be outstanding.

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Item 1.	Security And Issuer

This statement relates to the common shares of KHD Humboldt Wedag International Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2.	Identity And Background

This statement is filed on behalf of Mass Financial Corp. ("Mass Financial"). Mass Financial operates in the financial services industry. Mass Financial has an address at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

During the last five years, neither Mass Financial nor, to its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Mass Financial nor, to its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mass Financial is organized under the laws of Barbados.

For information with respect to each executive officer and director of Mass Financial see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration

Effective on November 30, 2006, Mass Financial sold its interest in New Image Investment Company Limited (“New Image”), a Washington state corporation, to the Issuer in a series of corporate restructuring transactions as described below and in turn sold its beneficial interest in 1,526,128 common shares of the Issuer. Prior to the corporate restructuring transactions, Mass Financial beneficially owned 1,571,128 common shares of the Issuer which were held through wholly-owned, direct and indirect, subsidiaries of Mass Financial as follows: (a) 201,128 common shares of the Issuer were registered in the name of New Image, a formerly wholly-owned subsidiary of Mass Financial and (b) 1,370,000 common shares of the Issuer were registered in the name of Inverness Enterprises Ltd., a wholly-owned subsidiary of New Image.

In connection with the sale of certain assets of the Issuer to Mass Financial, MFC Commodities GmbH, a wholly-owned subsidiary of Mass Financial, agreed to transfer to the Issuer 6,360,168 shares of New Image. At the same time, Mass Financial acquired its beneficial interest in 781,128 common shares of the Issuer in a corporate restructuring transaction completed by the Issuer and Mass Financial in which the Issuer issued the 781,128 common shares of the Issuer at a deemed price of $34.88 per share in consideration of the transfer of 6,288,740 shares of New Image by Mass Financial to the Issuer.

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As a result of the restructuring, the beneficial interest in the 1,526,128 common shares of the Issuer held by the former subsidiaries of Mass Financial were transferred from Mass Financial to the Issuer when all of the shares in New Image were transferred from Mass Financial to the Issuer.

Item 4.	Purpose of Transaction

Effective on November 30, 2006, Mass Financial sold its interest in New Image to the Issuer in a series of corporate restructuring transactions. In connection with the sale of certain assets of the Issuer to Mass Financial, Mass Financial agreed to transfer to the Issuer 6,360,168 shares of New Image. At the same time, Mass Financial acquired its beneficial interest in the 781,128 common shares of the Issuer in consideration of the transfer of 6,288,740 shares of New Image by Mass to the Issuer. As a result of the restructuring, the beneficial interest in the 1,526,128 common shares of the Issuer held by the former subsidiaries of Mass Financial were transferred from Mass Financial to the Issuer when all of the shares in New Image were transferred from Mass Financial to the Issuer.

Mass Financial acquired the 781,128 common shares of the Issuer for investment purposes. At this time, neither Mass Financial nor, to its knowledge, any of its executive officers or directors, have the intention of acquiring additional shares of the Issuer, although Mass Financial reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither Mass Financial nor, to its knowledge, any of its executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer

Mass Financial has voting and dispositive power of the 781,128 common shares of the Issuer with such holding representing 5.40% of the Issuer's common shares, assuming 14,473,913 common shares of the Issuer were outstanding as of the date of this statement.

To the knowledge of Mass Financial, none of its directors or executive officers have any power to vote or dispose of any common shares of the Issuer, nor did Mass Financial effect any transactions in the common shares of the Issuer during the past 60 days, other than those described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Share Transfer Agreement (KHD Humboldt Wedag International Ltd. and MFC Commodities GmbH)
B.	Share Transfer Agreement (KHD Humboldt Wedag International Ltd. and Mass Financial Corp.)

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 1, 2006

Date

MASS FINANCIAL CORP.

/s/ Michael J. Smith

Signature

Michael J. Smith, President, Chief Executive Officer and Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Mass Financial Corp. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MASS FINANCIAL CORP.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President, Chief Executive Officer and Director	Unit 803, 8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China

Chairman, Chief Financial Officer and Secretary of KHD Humboldt Wedag International Ltd. and President, Chief Executive Officer and Director of Mass Financial Corp.
Unit 803, 8th Floor, Dina House, Ruttonjee Centre
11 Duddell Street, Central
Hong Kong SAR, China

British
Ravin Prakash Director	CG 0202A, Laburnum Sector 28 Gurgaon 122002 National Capital Region India	Director of Humboldt Wedag India Ltd. CG 0202A Laburnum Sector 28 Gurgaon 122002 National Capital Region India	Indian
Eugene Chen Director	36th Floor, Tower 1 Kerry Everbright City 218 Tian Mu Road West Shanghai, China 200070	Director of Mass Financial Corp. 36th Floor, Tower 1 Kerry Everbright City 218 Tian Mu Road West Shanghai, China 200070	American
David Csumrik Secretary and Director	Palm Court 28 Pine Road Belleville St. Michael Barbados	Managing Director of Longview Associates (Barbados) Ltd. Palm Court 28 Pine Road Belleville St. Michael Barbados	Canadian

(1)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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EXHIBIT A

SHARE TRANSFER AGREEMENT

THIS TRANSFER AGREEMENT (THE “AGREEMENT”) RELATES TO AN OFFERING OF SECURITIES IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED HEREIN) PURSUANT TO REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).

NONE OF THE SECURITIES TO WHICH THIS AGREEMENT RELATES HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

TRANSFER AGREEMENT

BETWEEN:

MFC COMMODITIES GmbH, Millennium Tower 21st Floor, Handelskai, 94-96, 1200 Vienna, Austria

(the “Transferor”)

AND:

KHD HUMBOLDT WEDAG INTERNATIONAL LTD., Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3HI

(the “Transferee”)

WHEREAS:

A.                          The Transferor is the registered owner of 6,360,168 shares (the “Shares”) of common stock of New Image Investment Company Limited (the “Company”);

B.                          Pursuant to a share purchase agreement between the Transferor and the Transferee (the “Purchase Agreement”), the Transferee has agreed to sell all of the shares of MFC Merchant Bank SA to the Transferor in consideration for, among other things, the Shares;

C.                          Pursuant to the Purchase Agreement, the Transferor has agreed to transfer the Shares to the Transferee; and

D.                          The Transferor has agreed to transfer to the Transferee the Shares on the terms and conditions hereinafter set forth in this Agreement.

THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties covenant and agree as follows:

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1.	Purchase and Sale

1.1                         On the basis of the representations and warranties of the parties to this Agreement and the Purchase Agreement and subject to the terms and conditions of this Agreement and the Purchase Agreement, the Transferor agrees to transfer the Shares to the Transferee for the consideration described in the Purchase Agreement.

2.	Representations and Warranties

2.1                         The Transferor represents and warrants to the Transferee (which representations and warranties shall survive the closing of the transactions contemplated in this Agreement), with the intent that the Transferee will rely thereon in entering into this Agreement and in concluding the transfer of the Shares as contemplated herein, that:

(a)	the Transferor is the beneficial and registered owner of the Shares free and clear of all liens, charges and encumbrances of any kind whatsoever;
(b)

the Transferor has the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Transferee;

(c)	no person, firm, corporation or entity of any kind has or will have any agreement or option or any right capable at any time of becoming an agreement to:
(i)	purchase or otherwise acquire the Shares; or
(ii)	require the Transferor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Shares other than under this Agreement.

2.2                         The Transferee represents and warrants to the Transferor (which representations and warranties shall survive the closing of the transactions contemplated in this Agreement), with the intent that the Transferor will rely thereon in entering into this Agreement and in concluding the transfer of the Shares as contemplated herein, that it:

(a)	is not a U.S. Person (as such term is defined in Regulation S of the 1933 Act) and is not acquiring the Shares for the account or benefit of, directly or indirectly, any U.S. Person;
(b)	is outside the United States when receiving and executing this Agreement;
(c)

understands that the Shares have not been registered under the 1933 Act, or under any state securities or “blue sky” laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and in each case only in accordance with any applicable securities laws;

(d)

understands and agrees that offers and sales of any of the Shares, prior to the expiration of a period of one year after the date of transfer of the Shares (the “Distribution Compliance Period”), shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the 1933 Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the 1933 Act or an exemption therefrom and in each case only in accordance with all applicable securities laws;

(e)

understands and agrees not to engage in any hedging transactions involving the Shares, prior to the end of the Distribution Compliance Period unless such transactions are in compliance with the provisions of the 1933 Act;

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(f)

is acquiring the Shares for investment only and not with a view to resale or distribution and, in particular, the Transferee has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons, except in compliance with the registration provisions of the 1933 Act or an exemption therefrom; and

(g)

acknowledges that the Transferee has not acquired the Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of any of the Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Shares provided, however, that the Transferee may sell or otherwise dispose of any of the Shares pursuant to registration of any of the Shares pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein.

3.	Legending and Registration of Subject Shares

3.1                         The Transferee hereby acknowledges that a legend may be placed on the certificates representing the Shares to the effect that the Shares represented by such certificates are subject to a hold period and may not be traded until the expiry of such hold period except as permitted by applicable securities legislation. The Transferee hereby acknowledges and agrees to the Company making a notation on its records or giving instructions to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described in this Agreement.

4.	Further Assurances

4.1                         The parties to this Agreement hereby agree to execute and deliver all such further documents and instruments and do all acts and things as may be necessary or convenient to carry out the full intent and meaning of and to effect the transactions contemplated by this Agreement.

5.	Electronic Means

5.1                         Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

6.	Counterparts

6.1                         This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall constitute an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the 24th day of November, 2006.

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MFC COMMODITIES GMBH

Per:

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per:

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EXHIBIT B

SHARE TRANSFER AGREEMENT

THIS TRANSFER AGREEMENT (THE “AGREEMENT”) RELATES INTER ALIA TO THE TRANSFER OF SECURITIES IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED HEREIN) PURSUANT TO REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).

NONE OF THE SECURITIES TO WHICH THIS AGREEMENT RELATES HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

SHARE PURCHASE AND TRANSFER AGREEMENT

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THIS SHARE PURCHASE AND TRANSFER AGREEMENT (“Agreement”) was made this November 24, 2006

BETWEEN:

MASS FINANCIAL CORP., Palm Court, 28 Pine Road, Belleville, St. Michael, Barbados, (“Transferor”)

AND:

KHD HUMBOLDT WEDAG INTERNATIONAL LTD., a company organized under the laws of British Columbia, Canada, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3HI (“Issuer”)

WHEREAS:

A.                          The Transferor is the beneficial owner of 6,288,740 shares, (“New Image Shares”) of common stock of New Image Investment Company Limited ( “Company”) which Shares represent approximately 49,7% of the total issued and outstanding common stock of the Company; and

B.                          The Transferor has subscribed for 781,128 new shares of the Issuer with the issue price to be discharged by delivery of the New Image Shares.

THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties covenant and agree as follows:

1.	PURCHASE AND SALE
1.1

On the basis of the representations and warranties of the parties to and subject to the terms and conditions of this Agreement, the Transferor herewith assigns and transfers to the Issuer the New Image Shares. Title to the New Image Shares shall be transferred by way of physical delivery immediately upon signing of this Agreement.

1.2

Immediately upon transfer to it of the New Image Shares, the Issuer shall issue, as fully paid and non assessable, and deliver to the Transferor 781,128 shares of KHD Humboldt Wedag International Ltd. (“KHD Shares”).

2.	REPRESENTATIONS AND WARRANTIES
2.1

The Transferor represents and warrants to the Issuer (which representations and warranties shall survive the closing of the transactions contemplated in this Agreement), with the intent that the Issuer will rely thereon in entering into this Agreement and in concluding the transfer of the New Image Shares as contemplated herein, that:

(a)	the Transferor is the beneficial and registered owner of the New Image Shares free and clear of all liens, charges and encumbrances of any kind whatsoever;
(b)

the Transferor has the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to transfer the legal and beneficial title and ownership of the New Image Shares to the Issuer;

(c)	no person, firm, corporation or entity of any kind has or will have any agreement or option or any right capable at any time of becoming an agreement to:
(i)	purchase or otherwise acquire the New Image Shares; or
(ii)	require the Transferor to sell, transfer, assign, pledge, charge, mortgage or in any other way

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dispose of or encumber any of the New Image Shares other than under this Agreement; and

(d)	with respect to the subscription for and the acquisition by it of the KHD Shares, the Transferor represents to the Issuer, that:
(i)

the Transferor is not a U.S. Person (as such term is defined in Regulation S of the 1933 Act) and is not acquiring the KHD Shares for the account or benefit of, directly or indirectly, any U.S. Person;

(ii)	the Transferor is outside the United States when receiving and executing this Agreement;
(iii)

the Transferor understands that the KHD Shares have not been registered under the 1933 Act, or under any state securities or “blue sky” laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and in each case only in accordance with any applicable securities laws;

(iv)

the Transferor understands and agrees that offers and sales of any of the KHD Shares, prior to the expiration of a period of one year after the date of issuance of the KHD Shares (the “Distribution Compliance Period”), shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the 1933 Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the 1933 Act or an exemption therefrom and in each case only in accordance with all applicable securities laws;

(v)

the Transferor understands and agrees not to engage in any hedging transactions involving the KHD Shares, prior to the end of the Distribution Compliance Period unless such transactions are in compliance with the provisions of the 1933 Act;

(vi)

the Transferor is acquiring the KHD Shares for investment only and not with a view to resale or distribution and, in particular, the Transferor has no intention to distribute either directly or indirectly any of the KHD Shares in the United States or to U.S. Persons, except in compliance with the registration provisions of the 1933 Act or an exemption therefrom;

(vii)

the Transferor acknowledges that it has not acquired the KHD Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of any of the KHD Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the KHD Shares provided, however, that the Transferor may sell or otherwise dispose of any of the KHD Shares pursuant to registration of any of the KHD Shares pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein; and

(viii)	the Transferor understands that the KHD Shares may be delivered together with a legend setting forth all or parts of the above restrictions.
2.2

The Issuer represents and warrants to the Transferor (which representations and warranties shall survive the closing of the transactions contemplated in this Agreement), with the intent that the Transferor will rely thereon in entering into this Agreement and in concluding the transfer of the New Image Shares as contemplated herein, that:

(a)	the KHD Shares will be issued and delivered to the Transferor following the receipt of the New Image Shares free and clear of all liens, charges and encumbrances of any kind whatsoever;
(b)

the Issuer has the power and capacity and good and sufficient right and authority to issue the KHD Shares and to enter into this Agreement on the terms and conditions set forth in this Agreement and, following receipt by it of the issue price in form of the New Image Shares, to issue the KHD Shares and transfer the legal and beneficial title and ownership of the KHD Shares to the Transferor; and

(c)	no person, firm, corporation or entity of any kind has or will have any agreement or option or any right capable at any time of becoming an agreement to:

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(i)	purchase or otherwise acquire the KHD Shares; or
(ii)	require the Issuer to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the KHD Shares other than under this Agreement.

3.	MISCELLANEOUS
3.1

Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

3.2

Entire Agreement. This Agreement constitutes the entire agreement between the parties in relation to the sale and purchase of the Shares and other matters covered by it and supersedes any previous agreement between the parties in relation to those matters, which shall cease to have any effect.

3.3

Partial Invalidity. In the event that any term of this Agreement is declared by an arbitral panel or a judicial or government authority to be legally invalid, non-binding or unenforceable, such term shall be deemed deleted herefrom and shall not affect the Agreement in other respects, nor the validity and enforceability of those remaining terms. In such an event, the Transferor and the Issuer agree to replace the affected term with terms that will most nearly and fairly approach such deleted term.

3.4

No assignment. This Agreement, or any rights hereunder, cannot be assigned by either party without the consent of the other party, except that corporate operations involving the universal transmission of the assets and liabilities of either of the parties or transfers within a mere group restructuring will not require the consent of the other party.

3.5	Enurement. This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.
3.6

Costs. Each party will be responsible for its own costs and expenses relating to consultants brokers fees, and advisors incidental to the negotiation, preparation and execution of the Agreement and agrees to hold harmless and indemnify the other party in respect of any such expenses, costs and fees which may be claimed from such other party.

3.7	Force majeure. The parties agree to apply the ICC Force Majeure Rules which are the most recent.
3.8

Further Assurances. Each party agrees that it will execute all documents and do all acts and things as the other party may reasonably request and as may be lawful and within its respective power to do, to carry out and/or implement the provisions or intent of this Agreement.

3.9

Delivery, Counterparts. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement. This Agreement may be executed in counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Each Party hereto will be furnished with one complete set of counterpart signed documents.

4.	NOTICES
4.1

Form of notices.  Any notice, consent or other communication under this Agreement shall be in writing (which means signed by the respective sender) and sent to the addresses, facsimile numbers and email addresses set out hereabove (or to such other addresses, facsimile numbers or email addresses as the parties may designate by notice to each other).

4.2	Receipt of notice. Any notice or other communication served by hand, special courier, fax or post shall be deemed to have been received:
(a)	in the case of delivery by hand, when delivered;
(b)

in the case of email or fax, at the time of transmission, provided that the confirmation of the transmission is sent to the counterpart by registered mail within 24 hours. Failure to send the confirmation copy will invalidate the service of any facsimile or electronic data transmission,

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(c)	in the case of registered mail with a return receipt, at the expiration of 3 days after dispatch of the notice.

5.	APPLICABLE LAW, VENUE
5.1	Applicable Law. This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable herein.
5.2

Venue.  The Courts of Vancouver, British Columbia, Canada, shall have exclusive jurisdiction (and shall be the exclusive venue) for all disputes of the parties arising out of or in connection with this Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day set forth on page 1 hereof.

__________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

__________________________________________________

MASS FINANCIAL CORP.

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CW958935.3